Mail Stop 4561

May 26, 2006

Mr. Derek Ivany
Chief Executive Officer
Planet411.com, Inc.
8720 Dufrost
St. Leonard, Quebec, Canada H1P 2Z5

>   **Re: Planet411.com, Inc.**
>   **Form 10-KSB for Fiscal Year Ended June 30, 2005**
>   **Filed November 3, 2005**
>   **Forms 10-QSB for Fiscal Quarters Ended September 30, 2005**
>   **Filed November 14, 2005**
>   **File No. 0-27645**

Dear Mr. Ivany:

    We have reviewed your response letter dated May 18, 2006 and have the
following additional comments. As previously stated, these comments require
amendment to the referenced filings previously filed with the Commission. In some of
our comments, we ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2005 and Form 10-QSB for the Fiscal
Quarter Ended December 31, 2005

1.   We have reviewed your responses to prior comments 1 and 2. Please file
        amended documents that incorporate all proposed revisions.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Statements of Operations (Unaudited), page F-2

2.   We note that the net loss for the three months ended March 31, 2006, as reported,
        plus the net loss for the six months ended December 31, 2005, as reported in your
        December 31, 2005 Form 10-QSB, exceed the net loss reported for the nine
        months ended March 31, 2006. Please advise us to this difference or revise
        accordingly.

Statements of Cash Flows (Unaudited), page F-3

3.   We note that your statement of cash flows for the nine months ended March 31, 2005 is not mathematically accurate. Please revise accordingly.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3403 if you have questions.

                                                Sincerely,

                                                Steven Jacobs
                                                Accounting Branch Chief